Exhibit 22.1

The following subsidiaries of Microchip Technology Incorporated (“Microchip”) may be issuers of guarantees of the registered debt securities of Microchip from time to time under that certain indenture dated February 29, 2024, by and between Microchip and Computershare Trust Company, National Association, as trustee.

Name of Subsidiary	Jurisdiction of Organization
Atmel Corporation	Delaware
Microchip Holding Corporation	Delaware
Microchip Technology LLC	Delaware
Silicon Storage Technology, Inc.	California
Microsemi Corporation	Delaware
Microsemi Storage Solutions, Inc.	Delaware